FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

Set forth below are excerpts from the Martin Marietta Materials, Inc. earnings release conference call on February 7, 2012, which excerpts relate to the proposed business combination of Martin Marietta Materials, Inc. and Vulcan Materials Company:

EXCERPT 1:

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

During the quarter, we incurred $15.1 million of business development expenses which include costs for completed transactions and the costs associated with our proposal to combine Martin Marietta with Vulcan Materials Company…

…The other component of business development costs relates to our proposal to combine Martin Marietta with Vulcan. On December 12th, we initiated an offer to issue one half of a Martin Marietta share of common stock for each outstanding share of Vulcan’s common stock. We continue to believe the combination of our company with Vulcan provides a compelling opportunity to enhance value for shareholders of both companies. We remain committed to making this transaction a reality…

…We note that our expectations for 2012 assumes Martin Marietta on a standalone basis and does not give effect to the potential impact of the proposed combination of Martin Marietta and Vulcan Materials Company.

EXCERPT 2:

Todd Vencil – Sterne, Agee & Leach, Inc.

On the Vulcan deal, part of your stated desire has been to get the Vulcan Board to come back to the table. I think the last update we had from you I think was on January 10 that that had not happened yet. Can you- is there any update on that that you could give us?

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

Well, as you know, I think this is the third time I’ve spoken publicly since we announced our transaction or proposed transaction on December 12. And on December 12, I put a call into Birmingham and sent a fax to Birmingham and sent an email to Birmingham. And, obviously we would very much like to engage in a dialogue. As we sit here today, we’re still looking for that dialogue.

EXCERPT 3:

Trey Grooms – Stephens, Inc.

Okay. Secondly, and on the business development expenses in the quarter, can you give us your expectation for additional expenses as we go into the first quarter and beyond?

Anne Lloyd – Martin Marietta Materials, Inc. — Executive Vice President, CFO and Treasurer

Obviously, we’d expect to incur some expenses. The magnitude of that will depend on how long we continue the process. So, we will have to tell you that when the quarter ends.

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

Trey, a couple of things, just to keep in mind, we do have a trial that’s coming up at the end of February and in early March, and as you look at the charges, that went in there for last year, some of that was very discrete fees that were paid specifically to the bankers and now their fees going forward are more success driven. But that said, we’re not going to start a process that we’re not prepared to finish. We don’t think spending that type of money is the best use of our money or the best use of Vulcan’s money. And obviously, we very much want to sit down in a room and have a meaningful dialogue, but I think right now it’s hard to come back and really put a nail in what those costs will be.

EXCERPT 4:

Kathryn Thompson – Thompson Research Group LLC

Hi, thanks for taking my question today. I really just wanted – I know there are limited questions we can ask about the potential transaction. But that said, what steps can you discuss from an operational standpoint, can you take, to pave the way for a potential combination with Martin and Vulcan? But in other words, are you doing anything differently now that you can discuss?

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

The primary thing that we’re doing with our business Kathryn is, we operated with safety first and cost right behind that. And we’re focused on absolutely, positively running as efficiently as we can. Because we have a business that we’re very proud of. And a business that you come through a year as we did in 2011 watching volumes down and watching energy up and still putting up numbers that I think we are very proud of and that I believe our shareholders are proud of. Our primary focus is making sure that we do that and we do it even better in 2012. And we are obviously of the view we can do even better than that with a broader footprint. But our primary operating focus right now is keeping our eye on Martin Marietta.

EXCERPT 5:

Garik Shmois – Longbow Research LLC

Okay and then just lastly to the degree you can answer this, can you provide an update with respect to the DOJ’s Second Request and perhaps when we may expect a ruling from them?

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

I probably can’t give you anything on their timing. What I can tell you is we did file Hart-Scott obviously the week that we initiated our offer. We have worked as we typically do with DOJ. Our practice has been to work very openly, very collaboratively with them. And we feel like working in that type of a process leads to a quicker, more thoughtful conclusion. And that’s exactly where we are. We haven’t been surprised by anything, and we continue to feel very good about the process.

EXCERPT 6:

Robert Wetenhall – RBC Capital Markets Equity Research

No, that’s great. That’s exactly what I was trying to figure out. And just in terms of your offer to combine with VMC, I was trying to get to understand better, how to think about the proxy process. Because one thing VMC has been saying is that even if you were able to get your nominees on the Board, you would have five out of twelve on VMC’s Board of Directors. So, does that mean if you did get that then you would wait around till the following year when you can get the full Board on your side? Am I thinking about that correctly?

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

I think if you’re looking at a pure process, I think you’re thinking about it correctly. And I think one of the things that we said in one of the last calls is we’re not looking to start something we’re not prepared to finish. Again, the process that you outlined is not the process that we want to do. I mean what we want to do is, we want to sit down with them and we want to negotiate with this current management team, with that current Board and find a way to bring these companies together in a very productive way that brings immediate shareholder value. But to your question from a process perspective, if that doesn’t occur then I don’t disagree with you, I think you hit it.

Robert Wetenhall – RBC Capital Markets Equity Research

And you’re prepared then to wait the extra year is what you are saying?

C. Howard Nye – Martin Marietta Materials, Inc. — President, CEO & Director

We’re prepared to do what we need to do.

* * * * *

Cautionary Note Regarding Forward-Looking Statements

This transcript may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this transcript, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; the combined company’s ability to pay dividends in the amounts anticipated; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this transcript are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This transcript relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This transcript is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) initially filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for Vulcan’s 2012 annual meeting of shareholders (the “Vulcan Meeting”), Martin Marietta filed a preliminary proxy statement (as amended, the “Vulcan Meeting Preliminary Proxy Statement”) with the SEC on January 24, 2012 and intends to file a definitive proxy statement in connection therewith (the “Vulcan Meeting Definitive Proxy Statement”). When completed, the Vulcan Meeting Definitive Proxy Statement and accompanying proxy card will be mailed to the shareholders of Vulcan. Martin Marietta also intends to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED

TO READ THE VULCAN MEETING PRELIMINARY PROXY STATEMENT, THE VULCAN MEETING DEFINITIVE PROXY STATEMENT, THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, its directors and executive officers and the individuals nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement, the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Vulcan Meeting Preliminary Proxy Statement, or will be available in the Vulcan Meeting Definitive Proxy Statement or the Martin Marietta Meeting Proxy Statement, as applicable.

6